                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Envirotest Systems Corp.
           --------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock Par Value $0.01
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   29409W105
           --------------------------------------------------------
                                 (CUSIP Number)

                             Cleveland A. Christophe
                                TSG Ventures L.P.
                                177 Broad Street
                            Stamford, Connecticut 06901
                               (203) 406-1515

           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                December 3, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of 12 Pages

CUSIP No. 29409W105                   13D                 Page 2 of 12 Pages
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

 TSG Ventures L.P.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
  OO (See response to Item 3).
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
 Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                                        Not applicable
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power      2,246,818 shares
                                                           of Class A common
                                                           stock

                             --------------------------------------------------
                              (9) Sole Dispositive Power   Not applicable


                             --------------------------------------------------
                             (10) Shared Dispositive Power  2,246,818 shares
                                                            of Class A common
                                                            stock
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
2,246,818 share of common stock
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
    Certain Shares(See Instructions)
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
25.08%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
PN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 29409W105                   13D                 Page 3 of 12 Pages
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

 TSGVI Associates, Inc.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
  OO (See response to Item 3).
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
 Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                                        Not applicable
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power      2,246,818 shares
                                                           of Class A common
                                                           stock

                             --------------------------------------------------
                              (9) Sole Dispositive Power   Not applicable


                             --------------------------------------------------
                             (10) Shared Dispositive Power  2,246,818 shares
                                                            of Class A common
                                                            stock
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
2,246,818 share of common stock
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
    Certain Shares(See Instructions)
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
25.08%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 29409W105                   13D                 Page 4 of 12 Pages
          ---------


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

TSG Management Co., L.L.C.
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
  OO (See response to Item 3).
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
 Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned                                        Not applicable
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power      2,246,818 shares
                                                           of Class A common
                                                           stock

                             --------------------------------------------------
                              (9) Sole Dispositive Power   Not applicable


                             --------------------------------------------------
                             (10) Shared Dispositive Power  2,246,818 shares
                                                            of Class A common
                                                            stock
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
2,246,818 share of common stock
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
    Certain Shares(See Instructions)
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
25.08%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 29409W105                   13D                 Page 5 of 12 Pages

  1  Names of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (ENTITIES ONLY)

  Cleveland A. Christophe
-------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group (See Instructions)(a)  / /
                                                                        (b)  /x/
-------------------------------------------------------------------------------
  3  SEC Use Only

-------------------------------------------------------------------------------
  4  Source of Funds (See Instructions)
  OO (See response to Item 3).
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

United States
-------------------------------------------------------------------------------
Number of
Shares Bene-         (7) Sole Voting Power         8,333 shares of Class A
ficially Owned                                     common stock
by Each              (8) Shared Voting Power       2,246,818 shares of Class A
Reporting                                          common stock
Person With
                     (9) Sole Dispositive Power    8,333 shares of Class A
                                                   common stock
                     (10) Shared Dispositive Power 2,246,818 shares of Class A
                                                   common stock
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each
Reporting Person

2,255,151  shares of common stock
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     25.18%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
IN

CUSIP No. 29409W105                   13D                 Page 6 of 12 Pages

  1  Names of Reporting Persons.
     I.R.S. Identification Nos. of Above Persons (ENTITIES ONLY)

     Duane E. Hill
-------------------------------------------------------------------------------
  2  Check the Appropriate Box if a Member of a Group (See Instructions)(a)  / /
                                                                        (b)  /x/
-------------------------------------------------------------------------------
  3  SEC Use Only

-------------------------------------------------------------------------------
  4  Source of Funds (See Instructions)
  OO (See response to Item 3).
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

United States
-------------------------------------------------------------------------------
Number of
Shares Bene-         (7) Sole Voting Power         Not applicable
ficially Owned
by Each              (8) Shared Voting Power       2,246,818 shares of Class A
Reporting                                          common stock
Person With
                     (9) Sole Dispositive Power    Not applicable

                     (10) Shared Dispositive Power 2,246,818 shares of Class A
                                                   common stock
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each
 Reporting Person

2,246,818 shares of common stock
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions)
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     25.08%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
IN

                                                          Page 7 of 12 Pages

                     Amendment No. 1 to Schedule 13D
                     -------------------------------
     The Schedule 13D, dated December 29, 1993, filed by TSG Ventures Inc., a New York corporation ("Ventures Inc."), with respect to the Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of Envirotest Systems Corp, a Delaware corporation (the "Issuer") is hereby amended and restated in its entirety as set forth below in this Amendment No. 1:


ITEM 1.  SECURITY AND ISSUER


         This Amendment No. 1 to Schedule 13D relates to the shares of Class
         A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Envirotest Systems Corp., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 246 Sobrante Way, Sunnyvale, California 94086.




ITEM 2.  IDENTITY AND BACKGROUND


         (a),(b),(c) This Schedule is being filed by TSG Ventures L.P., a Delaware limited partnership ("Ventures L.P."), TSGVI Associates, Inc., a Delaware corporation and the sole general partner of Ventures L.P. ("Associates"), TSG Management Co., L.L.C., a Delaware limited liability company ("Management"), Cleveland A. Christophe and Duane
         E. Hill. Messrs. Christophe and Hill, together with Ventures L.P., Associates and Management, are referred to herein as the "Reporting Persons". Messrs. Christophe and Hill are directors, executive officers and the sole shareholders of Associates, and are the sole managers and members of Management. Mark D. Inglis is a director and senior vice president of Associates, and Darryl B. Thompson is a senior vice president of Associates. The present principal occupation of Messrs, Christophe and Hill is serving in such capacities, serving as directors and officers of TSG Associates
         II, Inc., the general partner of the general partner of an investment fund, none of which is a reporting person hereunder, and otherwise engaging in the business of investing in securities. The present principal occupation of Messrs. Inglis and Thompson is serving in such capacities, serving as officers of TSG Associates
         II, Inc., and otherwise engaging in the business of investing in securities. TSG Ventures Inc., a New York corporation ("Ventures Inc."), transferred all of the shares of Class A Common Stock held by it to Ventures L.P. on December 3, 1997, and has ceased to be a reporting person. The principal business and office address of each of the Reporting Persons and Messrs. Inglis and Thompson is 177
         Broad Street, 12th Floor, Stamford, Connecticut 06901.

         (d) During the past five years, none of the Reporting Persons or Messrs. Inglis or Thompson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons or Messrs. Inglis or Thompson has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                                          Page 8 of 12 Pages

(f) Each of Messrs. Christophe, Hill, Inglis and Thompson is a United States citizen. The jurisdictions of organization of the other Reporting Persons are set forth above.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Ventures L.P. acquired beneficial ownership of the aggregate of 2,246,818 shares of Class A Common Stock by way of a capital contribution of such shares from Ventures Inc. in exchange for certain limited partnership interests in Ventures L.P. Immediately following such exchange, Ventures Inc. made a liquidating distribution of such partnership interests to its shareholders.

Mr. Christophe holds two directors' options granted by the Issuer to purchase shares of the Class A Common Stock: (i) an option, granted on October 13, 1997 (the "1997 Option"), to purchase 100,000 shares of Class A Common Stock at an exercise price equal to $5.25 (which option vests over three years and vests immediately upon a change in ownership of the Issuer) and (ii) an option, granted on November 12, 1996 (the "1996 Option") to purchase 25,000 shares of Class A Common Stock at an exercise price of $3.25 per share (which option vests as follows: 33% on each of the first and second anniversaries of the date of grant and the remainder on the third anniversary of the date of grant).

ITEM 4.  PURPOSE OF TRANSACTION

Ventures L.P. acquired beneficial ownership of the aggregate of 2,246,818 shares of Class A Common Stock for investment purposes. Mr. Christophe acquired the 1997 Option and the 1996 Option to purchase an aggregate of 125,000 shares (of which options to purchase 8,333 shares are presently exercisable or become exercisable within 60 days) from the Issuer in connection with his service as a director of the Issuer. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors and subject to the terms of the stockholders' agreements described under Item 6 below, the Reporting Persons may dispose of or acquire additional shares in the open market. Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

                                                          Page 9 of 12 Pages


(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a Class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)  Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) The approximate percentage of shares of Class A Common Stock reported as beneficially owned by the Reporting Persons is based upon (i) 8,832,561 shares outstanding as of December 1, 1997, as reported in the Issuer's Annual Report on Form 10-K for its fiscal year ended September 30, 1997, plus (ii) 125,000 shares issuable upon exercise of the 1997 Option and the 1996 Option. Amounts shown as beneficially owned by Mr. Christophe include 8,333 shares which are issuable upon that portion of the 1996 Option which is presently exercisable or become exercisable within 60 days.

Associates is the sole general partner of Ventures L.P. Management provides investment advisory services to Ventures L.P. pursuant to an Investment Advisory Agreement, dated as of October 31, 1997, a copy of which is attached hereto as Exhibit 99(f), and which is incorporated herein by reference (the "Investment Advisory Agreement"). Messrs. Christophe and Hill are directors, executive officers and shareholders of Associates, and are the sole managers and members of Management. As a result, each of the Reporting Persons may be deemed to have, or to share, voting and dispositive power with respect to the shares held by Ventures L.P. and, pursuant to Rule 13d-3(a) promulgated under the Exchange Act, each may be deemed to be the beneficial owner of all of the shares held by Ventures L.P. However, the filing of this Statement shall not be construed as an admission for the purposes of Sections 13(d) and 13(g) promulgated thereunder or for any other purpose that Associates, Management or Messrs. Christophe, Hill, Inglis or Thompson is a beneficial owner of any of the shares of Class A Common Stock held by any other Reporting Person.
Mr. Christophe has sole voting and dispositive power with respect to the shares issuable upon exercise of the 1997 Option and the 1996 Option.
Neither Mr. Inglis nor Mr. Thompson beneficially owns any shares of Class A Common Stock.

(c) Except as set forth in Item 3 above, none of the Reporting Persons or Messrs. Inglis or Thompson has effected any transactions in shares of Class A Common Stock during the last 60 days.

                                                          Page 10 of 12 Pages


         (d) No other person is known to have the right receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares beneficially owned by any of the Reporting Persons.

         (e)    Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             Under a certain Stockholders' Agreement, entered into in March 1993 and effective on March 30, 1993, among Chester C. Davenport, Slivy C. Edmonds, Georgetown Partners (and all subsequent transferees of Class B Common Stock),Ventures Inc., Apollo Investment Fund, L.P. and Chemical Equity Associates, the holders of shares of Class B Common Stock will be obligated to immediately convert all of their shares of Class B Common Stock into shares of Class A Common Stock upon the earlier to occur of the following: (i) Mr. Davenport ceases to control, directly or indirectly, the voting of a majority of the outstanding shares of Class B Common Stock; or
         (ii) Mr. Davenport, Slivy C. Edmonds, members of the immediate families of either, and trusts or other entities created for estate-planning purposes whose beneficiaries are members of their immediate families fail to have, in the aggregate, a direct or indirect (through one or more intermediaries or entities, in proportion to their economic interest therein) pecuniary interest in at least 5% of the outstanding shares of the Issuer's common stock, including, for purposes of this calculation, shares of common stock issuable upon exercise of options. This provision is enforceable only by Ventures Inc., Apollo Investment Fund, L.P. and Chemical Equity Associates, and is no longer enforceable by any one of the foregoing entities if such entity, together with its affiliates, at any time, fails to beneficially own unregistered shares of the Issuer's Class A Common Stock representing five percent or more of the outstanding common stock of the Issuer. Effective as of December 3, 1997, Ventures Inc. assigned all of its rights under the 1993 Stockholders' Agreement to Ventures L.P. The foregoing summary of the provisions of such agreement is qualified in its entirety by reference to the text of such Stockholders' Agreement and the assignment thereof, which are attached hereto as Exhibits 99(e) and 99(d), respectively, and which are incorporated by reference herein.

                The shares beneficially owned by Ventures L.P. are entitled to certain demand and piggyback registration rights under the terms of a certain Amended and Restated Stockholders' Agreement, dated as of April 10, 1992, by and among the Issuer, Georgetown Partners Limited Partnership, Gnitrow Ltd., Ventures Inc. (f/k/a Equion Capital Corporation), Amoco Venture Capital Company, UNC Ventures II, L.P., UNC Ventures, Inc., MESBIC Ventures, Inc., Internationale Nerderlanden (U.S.) Finance Corporation, Skopbank, Apollo Investment Fund, L.P. Effective as of December 3, 1997, Ventures Inc. assigned all of its rights under the 1993 Stockholders' Agreement to Ventures, L.P. The foregoing summary of the provisions of such agreement is qualified in its entirety by reference to the text of such agreement, the amendments thereto and the assignment thereof, all of which are attached hereto as Exhibits 99(a)-(d) and which are incorporated by reference herein.

                                                          Page 11 of 12 Pages


                    Pursuant to the Investment Advisory Agreement, Management
              advises Associates, in its capacity as general partner of Ventures L.P., and Ventures L.P. with respect to the investment activities of Ventures L.P. Management does not have investment discretion with respect to the assets of Ventures L.P. The foregoing summary of the provisions of such agreement is qualified in its entirety by reference to the text of such agreement, which is attached hereto as Exhibit 99(f) and incorporated by reference herein.

                    As described in Item 3 above, the Issuer has awarded the
              1997 Option and the 1996 Option to Mr. Christophe. The form of Non-Qualified Stock Option under the Issuer's Director Stock Option Plan is attached hereto as Exhibit 99(h) and incorporated herein by reference.

Item 7.       MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99(a) Amended and Restated Stockholders' Agreement, dated as of April
              10, 1992, by and among the Issuer, Georgetown Partners Limited Partnership, Gnitrow Ltd., TSG Ventures Inc. (f/k/a Equico Capital Corporation), Amoco Venture Capital Company, UNC Ventures II, L.P., UNC Ventures, Inc., MESBIC Ventures, Inc., Internationale Nederlanden Chemical Equity Associates, and each of the individuals listed on the Schedule of Security holders attached thereto.

Exhibit 99(b) Amendment No. 1 to Amended and Restated Stockholders' Agreement,
              dated as of November 10, 1992, by and among Envirotest Systems Corp. and the Management Stockholders signatory thereto.

Exhibit 99(c) Amendment No. 2 to Amended and Restated Stockholders'
              Agreement, dated as of March 30, 1993.

Exhibit 99(d) Assignment, effective as of December 3, 1997, of Agreements from TSG Ventures Inc. to Ventures L.P.

Exhibit 99(e) Stockholders' Agreement dated as of March 30, 1993, by and among Chester C. Davenport, Slivy C. Edmonds, Georgetown Partners Limited Partnership (and all subsequent transferees of Class B Common Stock), TSG Ventures, Inc., Apollo Investment Fund, L.P. and Chemical Equity Associates.

Exhibit 99(f) Investment Advisory Agreement, dated as of October 31, 1997, between Ventures L.P. and Management.

Exhibit 99(g) Joint Filing Agreement, dated as of January 29, 1998, among the
              Reporting Persons.

Exhibit 99(h) Form of the Issuer's Non-Qualified Stock Option for Directors.

                                                          Page 12 of 12 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         TSG VENTURES INC.
                                         By:   TSVGI Associates, Inc., its
                                               general partner

                                         By:   /s/Cleveland A. Christophe
                                               ------------------------------
                                               Name: Cleveland A. Christophe
                                               Title: Exec. Vice President



                                         TSGVI ASSOCIATES, INC.

                                         By:   /s/Cleveland A. Christophe
                                               -----------------------------
                                               Name: Cleveland A. Christophe
                                               Title: Exec. Vice President


                                         TSG MANAGEMENT CO., L.L.C.

                                         By:   /s/Cleveland A. Christophe
                                               -----------------------------
                                               Name: Cleveland A. Christophe
                                               Title: Manager

                                         /s/Cleveland A. Christophe
                                         -----------------------------------
                                         Cleveland A. Christophe

                                         /s/Duane E. Hill
                                         -----------------------------------
                                         Duane E. Hill